UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 FORM 12b-25
NOTIFICATION OF LATE FILING

(Check	One) [_] Form 10-K [_] Form 20-F [X] Form 11-K [_] Form 10-Q

For Period Ended: December 31, 2003

[_] Transition Report on Form 10-K [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q

For the Transition Period Ended:

Read instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:      ManTech International 401(k) Plan

Former name if applicable:      N/A

Address of principal executive office (Street and number):      12015 Lee Jackson Highway

City, state and zip code:     Fairfax, VA 22033

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report on Form 11-K, will be filed on or before the 15th calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, or 10-Q, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company requires more time to complete financial information within the prescribed time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Michael R. Putnam (703) 218-8251 (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                                                                                                                                           [X] Yes [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     June 28, 2004                                                                          By:              /s/ Ronald R. Spoehel
                                                                                                              Name:    Ronald R. Spoehel
                                                                                                              Title:      Executive Vice President and Chief Financial Officer